

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

Via Email
Mr. Brian Stewart
President, Chief Executive Officer
and Member of Board of Managers
U.S. Wells Services, LLC
770 South Post Oak Lane, Suite 405
Houston, Texas 77056

> **Re: U.S. Wells Services, LLC**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted September 21, 2012**
> **CIK No. 0001543450**

Dear Mr. Stewart:

        We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1/A

Formation Transactions, page 3

1.   We note your response to prior comment 6 from our letter to you dated September 6, 2012. On page 3, you now disclose that "the Series B Units have voting rights and [it] is the sole class of equity that elects members to the Board of Managers." However, on page F-28, you disclose that the holders of Series A Units, which you also refer to as preferred equity, "appoint all of the members of the Company's Board of Managers, except for one position" required to be filled by your Chief Executive Officer pursuant to your Limited Liability Company Agreement. Accordingly, please revise as necessary to

clarify whether holders of Series B units in fact have the ability to elect members to your Board of Managers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 52

2.   We note that you began performing hydraulic fracturing and related services under your contract with Antero Resources Appalachian Corporation in April 2012.   Your disclosure states that you completed the first 72 stages and recognized revenue totaling $9.2 million during the three months ended June 30, 2012. Please expand your disclosure to provide additional context to explain the significance of having completed these stages.

Management, page 75

3.   Although revised, it remains unclear from the sketches you provide for Messrs. McPherson and Self whether both individuals left Calfrac Well Services immediately prior to joining your predecessor in the listed capacities. If either pursued other business interests in the intervening period of up to 11 months in 2011, please further revise to clarify this and to provide more precision regarding the length of the period involved in each case. In that regard, please see prior comment 18 from our letter to you dated September 6, 2012.

Exhibits

Exhibit 10.1

3.   We are in receipt of your revised request for confidential treatment, and any comments relating to that request will be provided in a separate letter.

Exhibit 99.1

4.   Please delete any language in the letter of transmittal which suggests that the note holder must acknowledge or agree that she or he has "read," "recognized," or "understood" the referenced terms, items, or materials related to the exchange offer.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director